Exhibit 99.2

Execution Version

INVESTOR AND REGISTRATION RIGHTS AGREEMENT

This Investor and Registration Rights Agreement (this “Agreement”) is made and entered into as of February 27, 2023, to be effective as of the Closing Date, by and among the entities listed on the signature pages hereto as Shareholders (collectively, “Juniper”, and each a “Shareholder”), and Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (the “Company”).

WHEREAS, the Company and Ranger Oil Corporation, a Virginia corporation (“Ranger”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, pursuant to which, following the consummation of the transactions contemplated thereby (collectively, the “Transactions”), Ranger will become a wholly-owned subsidiary of the Company and Juniper will become a Shareholder of the Company;

WHEREAS, the Company and Juniper desire to enter into this Agreement to provide for (a) registration rights with respect to the Common Shares held by Juniper immediately after the closing of the Transactions, (b) certain governance matters, (c) restrictions on Transfer and (d) certain other matters set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.      Definitions. As used in this Agreement, the following terms shall have the meanings set forth in Section 1. Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Merger Agreement.

“ABCA” means the Business Corporations Act (Alberta), as amended.

“Accountants” means the independent registered public accounting firm selected by the Board.

“Activist” means, as of any date of determination, a Person (other than a Juniper Party) that has, directly or indirectly through its Affiliates, whether individually or as a member of a Group, within the two-year period immediately preceding such date of determination, (i) publicly made, engaged in or been a “participant” in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission, the ABCA and Canadian Securities Laws, as applicable) to vote, or advise or influence any Person with respect to the voting of, any equity securities of any issuer, including in connection with a proposed change of control or other extraordinary or fundamental transaction, or a proposal for the election or replacement of directors, not approved (at the time of the first such proposal) by the board of directors of such issuer, (ii) called, or publicly sought to call, a meeting of the Shareholders of any issuer or initiated any shareholder proposal for action by Shareholders of any issuer, in each case not approved (at the time of the first such action) by the board of directors of such issuer, (iii) otherwise publicly acted, alone or in concert with others, to seek to control the management or the policies of any issuer (provided, that this clause (iii) is not intended to include the activities of any member of the board of directors of any issuer, with respect to such issuer, taken in good faith solely in his or her capacity as a director of such issuer), (iv) commenced a “tender offer” (as such term is used in Regulation 14D under the Exchange Act) to acquire the equity securities of an issuer that was not approved (at the time of commencement) by the board of directors of such issuer in a Schedule 14D-9 filed under Regulation 14D under the Exchange Act, or (v) publicly disclosed any intention, plan, arrangement or other contract to do any of the foregoing.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, controls, or is under common control with, or is controlled by, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of the actions, management or policies of the specified person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Agreement” has the meaning set forth in the preamble hereto.

“Beneficially Own” has the meaning set forth in Rule 13d-3 under the Exchange Act. As used in this definition, “Beneficial Ownership” shall have a correlative meaning.

“Block Trade” has the meaning set forth in Section 5(h)(i).

“Blue Sky Filings” has the meaning set forth in Section 5(l)(i).

“Board” means the Board of Directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks in the Houston, Texas and Calgary, Alberta, are authorized or required by Law to close.

“Canadian Securities Laws” means all applicable securities Laws in each of the provinces of Canada and the respective rules and regulations made thereunder, together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulators and the rules and policies of the TSX.

“Commission” means the U.S. Securities and Exchange Commission or any other Governmental Authority at the time administering the Securities Act.

“Common Shares” means (a) the Company’s common shares, without nominal or par value, and (b) any securities issued or issuable directly or indirectly with respect to the Common Shares by way of conversion, exercise or exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, consolidation, reorganization or other similar event.

“Company” has the meaning set forth in the preamble hereto.

“Company Bylaws” means By-law No. 1, a By-law Relating Generally to the Conduct of the Affairs of the Company, made by the Board and adopted by the Company’s Shareholders October 22, 2010, and By-law No. 2, a By-law Relating to the Advance Notice of Nominations of Directors of the Company, made by the Board on March 12, 2014 and adopted by the Company’s Shareholders May 15, 2014, as the same may be amended or amended and restated from time to time.

“Company Class B Holders” means Rocky Creek Resources, LLC, a Delaware limited liability company (“Rocky Creek”), and JSTX Holdings, LLC, a Delaware limited liability company (“JSTX”).

“Company Support Agreement” means the support agreement entered as of even date herewith, by and among Ranger Oil Corporation and the other parties thereto.

“Demanding Holder” shall mean any Holder or group of Holders that together elects to dispose of Registrable Securities having an aggregate value of at least $75 million, at the time of the Underwritten Demand, under a Registration Statement pursuant to an Underwritten Offering. Any action to be taken by the Demanding Holders hereunder with respect to an Underwritten Offering shall be taken by the Demanding Holders that hold a majority of the Registrable Securities to be included in such Underwritten Offering.

“Director” means a member of the Board.

“Exchange Act” means the Securities Exchange Act of 1934, and the Rules and Regulations adopted under such act, all as the same shall be in effect from time to time.

“Financial Counterparty” shall have the meaning set forth in Section 5(h)(i).

“FINRA” has the meaning set forth in Section 5(j)(xvii).

“First Lock-up Period” means the period commencing at the Closing and ending on the date that is 90 days following the Closing.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body.

“Group” has the meaning given to such term in Section 13(d)(3) of the Exchange Act.

“Holder” means any holder of Registrable Securities.

“Independent Director” means a natural Person who is independent (i) under the NYSE listing rules and (ii) within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees.

“Issuer Free Writing Prospectus” means each “free writing prospectus” (as defined in Rule 405) prepared by or on behalf of the Company or used or referred to by the Company in any offering of Registrable Securities pursuant to Section 5.

“Juniper Parties” means, collectively, the Shareholders, and their Permitted Transferees, and each, individually, a “Juniper Party”.

“Law” means any federal, state, provincial, local, municipal or foreign order, judgment, decree, constitution, law (including common law), ordinance, rule, regulation, statute or treaty, as well as any legally binding policy, guidance, interpretation, manual or binding communication of any Governmental Authority or stock exchange on which the Common Shares are listed.

“Lock-up Periods” mean, collectively, the First Lock-up Period, the Second Lock-up Period and the Third Lock-up Period.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of even date herewith, as the same may be amended or supplemented, entered into by and between the Company and Ranger.

“Nominating Committee” means the Nominating and Governance Committee of the Board or any other committee of the Board that performs similar functions.

“Nomination Expiration Date” has the meaning set forth in Section 2(a).

“NYSE” means the New York Stock Exchange.

“Opco” means ROCC Energy Holdings, L.P., a Delaware limited partnership.

“Opco Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of ROCC Energy Holdings, L.P., dated as of October 6, 2021, by and among ROCC Energy Holdings GP LLC, the Company, JSTX and Rocky Creek.

“Opco Unit Exchange” has the meaning set forth in the Company Support Agreement.

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination, ruling, subpoena or award or other decision issued, promulgated or entered by or with any Governmental Authority.

“Other Coordinated Offering” has the meaning set forth in Section 5(h)(i).

“Pending Transaction” has the meaning set forth in Section 6(d).

“Permitted Issuer Information” means any “issuer information” (as defined in Rule 433 of the Rules and Regulations) used with the prior written consent of the Company in any offering of Registrable Securities pursuant to Section 5.

“Permitted Transfer” has the meaning set forth in Section 3(b).

“Permitted Transferee” means, with respect to a Juniper Party: (a) a partnership, limited liability company or other entity of which such Juniper Party is the legal and beneficial owner of all of the outstanding equity securities or similar interests; and (b) if the Juniper Party is a corporation, partnership, limited liability company, trust or other business entity, (i) another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of such Juniper Party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Juniper Party or Affiliates of the Juniper Party (including, for the avoidance of doubt, where such Juniper Party is a partnership, its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) its limited partners, members, shareholders or other equityholders of the Juniper Party.

“Person” shall be construed broadly and shall include an individual, a partnership, a limited liability partnership, an investment fund, a limited liability company, a corporation (including not-for-profit), an association, a joint stock corporation, a trust, estate, a joint venture, an unincorporated organization and any Governmental Authority or any other entity of any kind or nature.

“Piggyback Registration” has the meaning set forth in Section 5(f).

“Preliminary Prospectus” means any preliminary prospectus relating to an offering of Registrable Securities pursuant to Section 5, including any prospectus supplement thereto, as filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations, including all material incorporated by reference in the prospectus.

“Prohibited Actions” has the meaning set forth in Section 6(a).

“Prohibited Transferee” has the meaning set forth in Section 4(a)(i).

“Prospectus” means the final prospectus relating to any offering of Registrable Securities pursuant to Section 5, including any prospectus supplement thereto, as filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations, including all material incorporated by reference in the prospectus.

“Registrable Securities” means the Subject Shares until the earlier of (A) (i) such Subject Shares have been sold pursuant to an effective Registration Statement or (ii) such Subject Shares have been sold pursuant to Rule 144 promulgated under the Securities Act; provided, that, in the case of either clause (i) or clause (ii), the Subject Shares will remain Registrable Securities when Transferred to any Permitted Transferee, or (B) Registration Rights Termination Date.

“Ranger Designee” shall have the meaning set forth in Section 2(a).

“Ranger Director” means any Ranger Designee elected or otherwise serving as a Director.

“Registration Expenses” has the meaning set forth in Section 5(k).

“Registration Rights Termination Date” means the date on which the Juniper Parties Beneficially Own Common Shares constituting less than 5% of all Common Shares then issued or outstanding.

“Registration Statement” means any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Restricted Shares” means (a) from and after the Closing Date through and including the 90th day following the Closing Date, 100% of the Common Shares issued to Juniper as of the Closing Date pursuant to the Merger Agreement, (b) commencing on the day immediately following the last day of the period referred to in clause (a) through and including the 180th day following the Closing Date, 66% of the Common Shares issued to Juniper as of the Closing Date pursuant to the Merger Agreement, (c) commencing on the day immediately following the last day of the period referred to in clause (b) through and including the 270th day following the Closing Date, 33% of the Common Shares issued to the Juniper as of the Closing Date pursuant to the Merger Agreement and (d) following the end of the period referred to in clause (c), 0% of the Common Shares issued to Juniper as of the Closing Date pursuant to the Merger Agreement.

“Road Show Material” has the meaning set forth in Section 5(l)(i).

“Rule 144” means Rule 144 of the Rules and Regulations or any successor rule thereto or any complementary rule thereto.

“Rule 405” means Rule 405 of the Rules and Regulations or any successor rule thereto or any complementary rule thereto.

“Rules and Regulations” means the rules and regulations of the Commission, as the same shall be in effect from time to time.

“Second Lock-Up Period” means the period commencing on the date that 90 days following the Closing and ending on the date that is 180 days following the Closing.

“Securities Act” means the Securities Act of 1933, and the Rules and Regulations adopted under that act, all as the same shall be in effect from time to time.

“Sellers’ Counsel” has the meaning set forth in Section 5(j)(ii).

“Shareholder” and “Shareholders” have the meanings set forth in the preamble hereto.

“Shelf Registration Statement” has the meaning set forth in Section 5(a)(i).

“Standstill Termination Date” means the date on which the Juniper Parties Beneficially Own Common Shares constituting less than 5% of all outstanding Common Shares then issued and outstanding.

“Subject Shares” means all of the Common Shares issued to Juniper at the Closing pursuant to the Merger Agreement.

“Third Lock-Up Period” means the period commencing on the date that 180 days following the Closing and ending on the date that is 270 days following the Closing.

“Transaction Documents” shall mean this Agreement, the Company Support Agreement and the Merger Agreement.

“Transfer” has the meaning set forth in Section 3(a).

“TSX” means the Toronto Stock Exchange.

“Underwritten Demand” has the meaning set forth in Section 5(b)(i).

“Underwritten Offering” means a sale of Common Shares to an underwriter for reoffering to the public.

“Valid Business Reason” has the meaning set forth in Section 5I.

Section 2.               Ranger Designees.

(a)            Concurrent with the Closing, subject to the other provisions of this Section 2, the Company shall take appropriate actions to cause Jeffrey E. Wojahn and one additional director nominee to be chosen by Ranger from the directors serving on Ranger’s Board of Directors as of the date hereof (the “Ranger Designees”) to be elected or appointed as a Director and thereafter, the Board shall, subject to the other provisions of this Section 2, cause the Ranger Designees (provided they are willing to serve) to be nominated to serve on the Board at any election of Directors occurring on or before December 31, 2024 (the “Nomination Expiration Date”). Neither the Company nor the Board shall be required to nominate the Ranger Designees to serve on the Board after the Nomination Expiration Date, or otherwise elect or appoint the Ranger Nominees to the Board after the election or appointment of the Ranger Designees following the Closing as contemplated by this Section 2(a).

(b)            Prior to Closing, if a Ranger Designee becomes unable or unwilling to serve as a Director or ceases to meet the qualifications in clauses (i) through (iv) of this Section 2(b), the Company shall not be obligated to appoint such Ranger Designee to the Board pursuant to Section 2(a), and the Board of Directors of Ranger shall be permitted to substitute an alternate Ranger Designee for election or appointment to the Board pursuant to Section 2(a), and such Person shall be considered a “Ranger Designee”. The right to substitute a Ranger Designee pursuant to this Section 2(b) shall terminate on the Nomination Expiration Date. The designation of any Ranger Designee (including an alternate) shall be subject to the remaining provisions of this Section 2(b) and conditioned on the receipt of such information as may be reasonably requested by the Company from such Ranger Designee in order to evaluate the Ranger Designee’s qualifications under clauses (i) through (iv) of this section Section 2(b). Following the Nominating Committee’s interview of such Ranger Designee and review of such Ranger Designee’s qualifications, including such Ranger Designee’s status as an Independent Director, the Company shall take all necessary steps so that such Designee shall be so elected or appointed to serve on the Board so long as such Designee is reasonably acceptable to the Board (acting in good faith) unless the Board or the Nominating Committee, as applicable, reasonably determines, after receipt of advice of outside counsel that (i) such individual would not qualify as an Independent Director, (ii) the appointment of such individual as a director would cause the Company not to be in compliance with applicable Law, (iii) such individual is subject to any order, decree or judgment of any Governmental Authority prohibiting service as a director of any public company or (iv) such individual is an Activist or an Affiliate of an Activist. If the Nominating Committee determines that any Ranger Designee does not satisfy the criteria set forth in the preceding sentence, the Nominating Committee will promptly notify Ranger of such determination and Ranger will be entitled to designate another individual for nomination (who will thereafter be deemed a “Designee”). The Ranger Designee will not become a party to any agreement, arrangement or understanding with any Juniper Party or any third party (other than the Company with respect to the compensation and other items referred to in Section 2(c) below) with respect to any compensation (other than indemnification and expense reimbursement) in connection with service or action as an Ranger Designee. In addition, all Ranger Designees shall possess the characteristics and meet the qualifications applicable to directors in the Company Bylaws and applicable Law, including the ABCA and as consistently applied to other members of the Board.

(c)            Each Ranger Director shall be subject to the Company’s Code of Conduct and other policies and guidelines applicable to directors generally and shall receive the same compensation, director and officer insurance, indemnity and exculpation arrangements and other benefits as are available to the other non-employee directors on the Board.

Section 3.               Lock-Up.

(a)            During the First Lock-up Period, no Juniper Party shall, directly or indirectly, sell, offer or agree to sell, or otherwise transfer, or loan or pledge (other than a pledge in connection with a bona fide third party debt financing), through swap or hedging transactions, or grant any option to purchase, make any short sale or otherwise dispose of (“Transfer”), any of the Restricted Shares, except as permitted by Section 3(b). During the Second Lock-up Period, an Juniper Party may only Transfer a maximum of one-third (1/3) of the Registrable Securities (the “Second Threshold Amount”), except as permitted by Section 3(b). During the Third Lock-up Period, an Juniper Party may only Transfer a maximum of two-thirds (2/3) of the Registrable Securities (the “Third Threshold Amount”), except as permitted by Section 3(b). Notwithstanding the foregoing, if a Juniper Party elects not to sell a number of Registrable Securities equal to such Juniper Party’s Second Threshold Amount during the Second Lock-Up Period or such Juniper Party’s Third Threshold Amount during the Third Lock-Up Period, another Juniper Party may elect to sell an additional number of Registrable Securities held by such Juniper Party so long as the total number of Registrable Securities sold by all Juniper Parties in the Second Lock-Up Period does not exceed one-third (1/3) of the Registrable Securities issued to Juniper as of the Closing Date pursuant to the Merger Agreement, and in the Third Lock-Up Period does not exceed two-thirds (2/3) of the Registrable Securities issued to Juniper as of the Closing Date pursuant to the Merger Agreement.

(b)            Notwithstanding anything to the contrary in Section 3(a), and subject to the other terms and conditions of this Section 3, an Juniper Party may Transfer Restricted Shares to a Permitted Transferee (each, a “Permitted Transfer”); provided, however, that it shall be a condition to any Permitted Transfer that the Permitted Transferee execute a joinder to this Agreement in the form attached hereto as Exhibit A (at which time, such Permitted Transferee will be deemed a Shareholder and Juniper Party for purposes of this Agreement) and shall be bound by each provision hereof applicable to a Shareholder and Juniper Party. Subject to Section 4(d), each Juniper Party agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Restricted Shares except in compliance with the foregoing restrictions; provided that, subject to the requirements of securities Laws, the Company shall cause such stop transfer instructions to be terminated immediately upon expiration of each applicable Lock-up Period.

(c)            The Restricted Shares shall cease to be “Restricted Shares” and shall be released from the restrictions on Transfer in Section 3(a) following each applicable Lock-Up Period; provided, further, that all Common Shares that cease to be “Restricted Shares” shall continue to be Subject Shares that remain subject to the other terms and conditions of this Agreement in accordance with their terms, including Section 4, Section 5, Section 6 and Section 7.

(d)            Any attempt to Transfer any Restricted Shares in violation of the terms of this Agreement shall be null and void ab initio and no right, title or interest therein or thereto shall be Transferred to the purported Transferee. The Company will not give, and will not permit the Company’s transfer agent to give, any effect to such attempted Transfer on its records.

Section 4.               General Transfer Restrictions.

(a)            No Juniper Party shall, either individually or acting together with any other Juniper Party:

 (i)            Knowingly Transfer any Subject Shares to any Person or Group who is an Activist (each, a “Prohibited Transferee”); or

 (ii)            Knowingly Transfer any Subject Shares to any Person or Group who, after giving effect to such Transfer and to the Transferring Juniper Party’s knowledge, would own 10% or more of the outstanding Common Shares (excluding any such Person or Group who acquires such Subject Securities in any block trade in which a broker-dealer serves as a bona fide financial intermediary); provided, however, notwithstanding the restrictions set forth in Section 3 above, the Subject Shares may be Transferred in connection with the commencement of any tender offer or exchange offer, take-over bid, or the Company’s entry into a definitive agreement with respect to a merger, arrangement, consolidation or other similar transaction, in each case which tender offer, exchange offer, take-over bid or definitive agreement has been approved or recommended by the Board or a committee thereof provided that such Transfer is subject to or conditioned upon the completion thereof.

Notwithstanding anything in this Agreement to the contrary, this Section 4(a) shall not apply to (A) any Transfer effected through an Underwritten Offering, Block Trade or Other Coordinated Offering pursuant to an exercise of the registration rights pursuant to Section 5, or (B) any Transfer effected through an open market transaction, block trade (other than a Block Trade) or brokerage sale conducted through a market maker or broker. For the purposes of determining “knowledge” for purposes of Section 4(a)(ii), excluding any Transfers contemplated by the immediately preceding sentence, the Transferring Juniper Party shall not be required to undertake any inquiry other than reviewing (or causing the applicable Juniper Party’s legal counsel to review) filings made by the prospective purchaser on the Commission’s EDGAR system or the SEDAR system in order to determine whether or not such purchaser Beneficially Owns 10% or more of the outstanding Common Shares.

(b)            Any attempt to Transfer any Subject Shares in violation of the terms of this Agreement shall be null and void ab initio and no right, title or interest therein or thereto shall be Transferred to the purported Transferee. The Company will not give, and will not permit the Company’s transfer agent to give, any effect to such attempted Transfer on its records.

(c)            The Subject Shares held by a Shareholder, whether represented by certificates or in book-entry form, will bear a legend in substantially the following form:

“The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the “Act”), or applicable state securities Laws and the holder of such securities may not, directly or indirectly, sell, offer or agree to sell such securities, or otherwise transfer, directly or indirectly, or loan or pledge, through swap or hedging transactions (or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such securities even if such securities would be disposed of by someone other than such holder thereof) such securities (“Transfer”) other than in accordance with the terms and conditions of the Investor and Registration Rights Agreement, dated as of February 27, 2023, as it may be amended from time to time by and among Baytex Energy Corp. (the “Company”) and the entities party thereto (the “IRRA”). A copy of the IRRA Agreement is available upon request from the Company.”

(d)            The restrictive legends on any Subject Shares, including the legend in Section 4(c), shall be removed if (i) such Subject Shares are sold pursuant to an effective Registration Statement, (ii) (A) a Registration Statement covering the resale of such Subject Shares is effective under the Securities Act and the applicable Shareholder delivers to the Company a representation letter (substantially in the form attached as Exhibit B, with such changes and modifications as any broker may reasonably request) agreeing that such Subject Shares will be sold under such effective Registration Statement, pursuant to Rule 144 or pursuant to an exemption from registration under the Securities Act (subject to the transferee agreeing to similar restrictions) or (B) six months after the date of this Agreement, and in accordance with the requirements set forth in the Merger Agreement, such Shareholder has held such shares for at least six months and is not, and has not been in the preceding three months, an Affiliate of the Company (as defined in Rule 144), and such Shareholder provides to the Company any other information and undertakings the Company deems reasonably necessary to deliver to the transfer agent an instruction to so remove such legend, (iii) if such Subject Shares may be sold by the holder thereof free of restrictions pursuant to Rule 144(b) under the Securities Act, or (iv) such Subject Shares are being sold, assigned or otherwise transferred pursuant to Rule 144 under the Securities Act; provided, that with respect to clause (iii) or (iv) above, the holder of such Common Shares has provided all necessary documentation and evidence (which may include an opinion of counsel) as may reasonably be required by the Company to confirm that the legend may be removed under applicable securities Law. The Company shall cooperate with the applicable Shareholder of Subject Shares to effect removal of the legends on such shares pursuant to this Section 4(d) as soon as reasonably practicable after delivery of notice from such Holder that the conditions to removal are satisfied (together with any documentation required to be delivered by such Shareholder pursuant to the immediately preceding sentence). The Company shall bear all costs and expenses associated with the removal of a legend pursuant to this Section 4(d).

Section 5.               Registration Rights.

(a)            Shelf Registration.

 (i)            As promptly as practicable and in any event within 30 days following Closing, the Company shall file with the Commission a Registration Statement covering the resale or other disposition of all of the Registrable Securities of Holders that have furnished in writing by the Closing Date the information requested under Section 5(n) hereof (a “Shelf Registration Statement”).

 (ii)            The Company shall use its commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective by the Commission within three Business Days after the later of the date that (A) the Company learns that no review of such Shelf Registration Statement will be made by the Commission and (B) the Commission has no further comments on the Shelf Registration Statement. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on a Form F-3 or Form S-3, or, if such forms are unavailable to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities and shall contain a prospectus in such form as to permit any Shareholder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. If at any time a Registration Statement filed with the Commission pursuant to this Section 5 is effective and Juniper provides written notice to the Company that one or more Holders intend to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

 (iii)            If any Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall use its commercially reasonable efforts to (a) cause, as promptly as is reasonably practicable, such Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Registration Statement), and shall use its commercially reasonable efforts to amend, as promptly as is reasonably practicable, such Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Registration Statement or (b) to file an additional Registration Statement as a Shelf Registration Statement (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities.

(b)            Underwritten Offerings. Subject to the provisions of this Section 5, a Demanding Holder shall have the right to make written requests to the Company for an Underwritten Offering pursuant to a Registration Statement filed with the Commission pursuant to this Section 5 (an “Underwritten Demand”). Prior to making any Underwritten Demand, such Demanding Holder shall give prior written notice of such Underwritten Demand to all of the other Holders, and such Underwritten Demand shall contain all of the Registrable Securities requested by all of the other Holders for inclusion in such Registration Statement. All Holders proposing to distribute their Registrable Securities through such Underwritten Offering under this Section 5(b) shall enter into an underwriting agreement in customary form with the underwriter(s) selected for such Underwritten Offering by the Company or Juniper, as applicable, as described below. Any Underwritten Demand shall specify the aggregate amount of Registrable Securities intended to be included in such Underwritten Offering and the intended method of distribution thereof and whether such offering shall be a “firm commitment” underwriting. Subject to Section 5(g), the Company shall include in such Underwritten Offering all of the Registrable Securities requested by any Holders for inclusion in such Underwritten Demand. The Demanding Holders shall have the right to select the managing underwriter(s) to administer any Underwritten Offering related to Underwritten Demands subject to the approval of the Company, which approval shall not be withheld unreasonably. In no event will the Company be required to effect (i) an Underwritten Offering if the Company has undertaken an Underwritten Offering within 90 days preceding the date of the request for such Underwritten Offering in which a Demanding Holder has sold securities or (ii)  more than five (5) Underwritten Offerings relating to Underwritten Demands in the aggregate; provided, that an Underwritten Offering will not be considered made unless the selling holder disposes of at least 75% of the Registrable Securities sought to be included in the offering; provided, further, that, for the avoidance of doubt, no Block Trade or Other Coordinated Offering shall be deemed an Underwritten Offering for purposes of this Section 5(b)(i).

(c)            Company’s Right to Defer Registration. The Company shall be entitled (A) to delay or suspend the (i) initial effectiveness (but not the preparation) of any Registration Statement, subject in all respects to clause (A)(I) below, or (ii) launch of any Underwritten Offering, in each case, filed or requested pursuant to this Agreement, and (B) from time to time to require the Holders not to sell under any Registration Statement or Prospectus (in which event such Holder shall discontinue sales of the Registrable Securities pursuant to such Registration Statement or Prospectus, but such Holder may settle any contracted sales of Registrable Securities) or to suspend the effectiveness thereof, if such initial effectiveness, offering launch or sale would (I) materially interfere with any active and ongoing material (i) financing, (ii) acquisition, (iii) corporate reorganization or (iv) merger or other material transaction involving the Company, or (II) require the Company to prematurely disclose any material nonpublic information the disclosure of which would be materially detrimental to the Company in each case as reasonably determined by the Board in good faith (collectively, a “Valid Business Reason”); provided, however, that the Company may not delay or suspend a Registration Statement, Prospectus or Underwritten Offering for more than sixty (60) consecutive calendar days, or more than ninety (90) days total in any twelve (12)-month period; provided further, however, that in no event shall (A) such effectiveness of the Shelf Registration Statement pursuant to Section 5(a)(i) be delayed under this Section 5(c) (m) due to the negotiation, entry into or announcement of a material transaction or due to the preparation of any periodic report or current report to be filed with the Commission (“SEC Documents”) related to such material transaction, including historical, pro forma or “target” financial statements to be included in such SEC Documents or (n) for a period that exceeds ten (10) calendar days or (B) such Holder be suspended from selling Registrable Securities pursuant to the Shelf Registration Statement more than two (2) times in a twelve-month period. The Company shall give written notice to the Holders of its determination to delay or suspend a Registration Statement, Prospectus or Underwritten Offering and of the fact that the Valid Business Reason for such postponement no longer exists, in each case, promptly after the occurrence thereof, and shall promptly terminate any suspension of sales it has put into effect and shall take such other commercially reasonable actions to permit registered sales of Registrable Securities as contemplated in this Agreement. If the Company exercises its suspension rights under this Section 5(c), then, during such suspension period, the Company shall not engage in any transaction involving the offer, issuance, sale or purchase of equity securities (whether for the benefit of the Company or a third Person), except transactions involving (x) the issuance or purchase of equity securities as contemplated by the Company’s employee benefit plans or employee or director arrangements or (y) the issuance of equity securities as part of a transaction giving rise to the Valid Business Reason for such suspension.

(d)            Registration Statement Form. Registrations under this Section 5 shall be on such appropriate registration form of the Commission (i) as shall be selected by the Company and as shall be reasonably acceptable to Juniper (on behalf of the Holders), (ii) as shall permit the transfer of Registrable Securities in accordance with the intended method or methods of transfer specified by the Holders of Registrable Securities, it being agreed with respect to clauses (i) and (ii) that any Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405) if the Company is a well-known seasoned issuer (as defined in Rule 405) at the most recent applicable eligibility determination date and (iii) any such Registration Statement shall be on Form F-3 or similar short-form registration statement available to the Company to the extent that the Company is eligible to use such form. If, in connection with any registration under this Section 5, the managing underwriter, if any, shall advise the Company in writing that in its opinion the use of another permitted form is of material importance to the success of the offering, then such registration shall be on such other permitted form.

(e)            Withdrawal. The Demanding Holders initiating an Underwritten Offering pursuant to this Section 5 shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification from Juniper to the Company of the intention to withdraw from such Underwritten Offering prior to the launch of such Underwritten Offering. Following the delivery of any such withdrawal notice to the Company, Juniper shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Demand prior to its withdrawal. The Demanding Holders shall be deemed to have effected an Underwritten Demand if (i) the Underwritten Demand is launched but not consummated, unless (x) the Registration Statement applicable to such Underwritten Offering is or becomes subject to any stop order, injunction or other Order of the Commission or other Governmental Authority or court by reason of an act or omission by the Company, (y) the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such Underwritten Offering are not satisfied or waived because of an act or omission by the Company (other than a failure of the Company or any of its officers or employees to execute or deliver any closing certificate by reason of facts or circumstances existing due to actions of any Holder) or (z) the Holders participating in such Underwritten Offering elect to pay and have paid to the Company in full the Registration Expenses associated with such Underwritten Offering.

(f)             Piggyback Registration. If the Company at any time proposes for any reason (other than a filing made pursuant to Section 5(a), a request made pursuant to Section 5(b) or a filing or request made pursuant to Section 5(h)) to (i) register Common Shares under the Securities Act (other than on Form F-4, Form S-4, Form F-8 or Form S-8 promulgated under the Securities Act or any successor forms thereto) or (ii) consummate an Underwritten Offering, in either case, for its own account or for the account of other Shareholders of the Company, it shall promptly give notice of such proposed action to the Demanding Holders as soon as reasonably practicable (but in the case of filing a Registration Statement, no later than twenty (20) days before the anticipated filing date), which notice shall (A) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing underwriter or underwriters, if any, and (B) offer to all of the Demanding Holders the opportunity to register or offer for sale such number of Registrable Securities as such Demanding Holders may request in writing within five (5) Business Days in the case of filing a Registration Statement and two (2) Business Days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then one (1) Business Day), in each case after receipt of such written notice (such Registration, a “Piggyback Registration”). The Company shall use its commercially reasonable efforts to cause all such Registrable Securities for which such a request(s) is timely received by the Company to be included in such Piggyback Registration on the same terms and conditions as the Common Shares otherwise being sold in such Piggyback Registration, and in any event, the Company shall include the Registrable Securities on the same terms and conditions as the Common Shares otherwise being sold in such Piggyback Registration. Any Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the underwriter or underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to, as applicable, the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the pricing of the Underwritten Offering with respect to such Piggyback Registration. Notwithstanding the foregoing, any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder, the Company shall not deliver any notice to such Holder pursuant to this Section 5(f), unless such Opt-Out Notice is revoked by such Holder. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration. For purposes of clarity, any Registration or Underwritten Offering effected pursuant to this Section 5(f) shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 5(b).

(g)            Cutbacks. If the managing underwriter in good faith advises the Company that the inclusion of all Registrable Securities proposed to be included in any Underwritten Demand or Piggyback Registration pursuant to Section 5(b) or Section 5(f) would have a negative effect on the pricing of the Common Shares of the Company to be offered thereby, then the number of Common Shares proposed to be included in such Underwritten Demand or Piggyback Registration shall be allocated among the Company and the selling Holders in the following order of priority:

 (i)             In the case of an Underwritten Offering pursuant to Section 5(b),

(A)	first, to the Registrable Securities to be offered by the Holders pro rata based on the number of shares of Registrable Securities Beneficially Owned;

(B)	then, to Common Shares to be offered by the Company, if any; and

(C)	then, to Common Shares to be offered by other Shareholders who are not Holders, if any.

 (ii)            In the case of a registration pursuant to Section 5(f) or any other registration,

(A)	first, to the Common Shares to be offered by the Company;

(B)	then, to the Registrable Securities to be offered by the Holders pro rata based on the number of shares of Registrable Securities Beneficially Owned; and

(C)	then, to Common Shares to be offered by other Shareholders who are not Holders, if any.

(h)            Block Trade; Other Coordinated Offerings.

 (i)             Subject to Section 5(b) and Section 5(c), at any time and from time to time when an effective Registration Statement is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed, in the aggregate, $25 million or (y) involving all remaining Registrable Securities held by the Demanding Holder, then if such Demanding Holder requires any assistance from the Company pursuant to this Section 5(h), Juniper shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that (i) the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any underwriters, brokers, sales agents or placement agents (each, a “Financial Counterparty”) prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering and (ii) any sales of Registerable Securities in Canada may only be made to the extent permitted by Canadian Securities Laws. For the avoidance of doubt, any Registrable Securities sold under Rule 144 shall not be deemed a Block Trade or Other Coordinated Offering.

 (ii)            Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to withdraw from such Block Trade or Other Coordinated Offering for any or no reason whatsoever upon written notification to the Company, the underwriter or underwriters (if any) and Financial Counterparty (if any). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal.

 (iii)           The Demanding Holder shall have the right to select the managing underwriter(s) to administer any Block Trade or Other Coordinated Offering.

(i)             Holdback Agreement. In connection with any Underwritten Offering in which a Holder includes Registrable Securities pursuant to this Agreement, each such Holder agrees to execute and deliver a lock-up agreement pursuant to which such Holder agrees with the underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the Underwritten Offering as is agreed to by the Company and the other participating Holders (not to exceed the shortest number of days that a director of the Company, “executive officer” (as defined under Rule 3b-7 of the Exchange Act) of the Company or any Shareholder of the Company (other than such Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Shares contractually agrees with the underwriters of such Underwritten Offering not to sell any securities of the Company following such Underwritten Offering and (ii) thirty (30) days from the date of the execution of the underwriting agreement with respect to such Underwritten Offering).

(j)             Preparation and Filing. If and whenever the Company is under an obligation pursuant to the provisions of this Agreement to use its commercially reasonable efforts to effect the registration of any Registrable Securities, the Company shall, as expeditiously as practicable:

 (i)             use its commercially reasonable efforts to cause a Registration Statement that registers such Registrable Securities to become and remain effective until all of such Registrable Securities have been transferred or are no longer outstanding;

 (ii)            furnish, at least five (5) days before filing a Registration Statement that registers such Registrable Securities, any Preliminary Prospectus and the Prospectus relating thereto or any amendments or supplements relating to such a Registration Statement or such prospectuses, to one counsel acting on behalf of all selling Holders selected by Holders of a majority of the Registrable Securities to be sold (the “Sellers’ Counsel”), copies of all such documents proposed to be filed (it being understood that such five (5) day period need not apply to successive drafts of the same document proposed to be filed so long as such successive drafts are supplied to such counsel in advance of the proposed filing by a period of time that is customary and reasonable under the circumstances), and shall use its commercially reasonable efforts to reflect in each such document, when so filed with the Commission, such comments as the Holders whose Registrable Securities are to be covered by such Registration Statement may reasonably propose, unless contrary to applicable Law or the Company reasonably expects that so doing would cause the document to contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

 (iii)           prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be reasonably requested by the Holders and as may be necessary to update the list of selling stockholders therein or to keep such Registration Statement effective (in each case including all exhibits thereto and documents incorporated by reference therein) until all of such Registrable Securities have been transferred or are no longer outstanding and to comply with the provisions of the Securities Act with respect to the sale or other transfer of such Registrable Securities;

 (iv)            promptly notify the Sellers’ Counsel in writing (A) of the receipt by the Company of any notification with respect to any comments by the Commission with respect to such Registration Statement, any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus, or any request by the Commission for the amending or supplementing thereof or for additional information with respect thereto, (B) of the receipt by the Company of any notification with respect to the issuance or threatened issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or any amendment or supplement thereto or the initiation of any proceedings for that purpose and (C) of the receipt by the Company of any notification with respect to the suspension of the qualification of such Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purposes;

 (v)           use its commercially reasonable efforts to (A) register or qualify the Registrable Securities covered by the applicable Registration Statement under such securities or “blue sky” Laws of such jurisdictions in the United States as the selling Holders included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such selling Holders that the Registrable Securities are exempt from such registration or qualification) and (B) cause such Registrable Securities to be registered with or approved by such other Governmental Authorities as may be necessary by virtue of the business and operations of the Company to enable the holders of such Registrable Securities to consummate the transfer of such Registrable Securities, provided, that for the avoidance of doubt, but subject to Section 5(r), this clause (v) does not require the Company to file a resale prospectus in any province in Canada;

 (vi)           furnish to each selling Holder and the underwriters or Financial Counterparties, if any, such number of copies of such Registration Statement, any amendments thereto, any exhibits thereto or documents incorporated by reference therein (but only to the extent not publicly available on EDGAR or the Company’s website), any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus (each in conformity with the requirements of the Securities Act), and such other documents as such selling Holder, underwriters or Financial Counterparties may reasonably request in order to facilitate the public offering and sale or other transfer of such Registrable Securities;

 (vii)          notify in writing on a timely basis each selling Holder at any time when the Prospectus is required to be delivered under the Securities Act, when the Company becomes aware of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing and, at the request of such Holder, prepare and furnish to such Holder a number of copies reasonably requested by such Holder of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the offerees of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

 (viii)         use its commercially reasonable efforts to prevent the issuance of an Order suspending the effectiveness of a Registration Statement, and if one is issued, use its commercially reasonable efforts to obtain the withdrawal of any Order suspending the effectiveness of a Registration Statement as soon as possible;

 (ix)           make available for inspection by any underwriter or Financial Counterparty participating in any transfer pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such Financial Counterparty, during normal business hours and at the offices where normally kept, all pertinent financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, managers and employees to supply all information (together with the Records, the “Information”) reasonably requested by any such Person in connection with such Registration Statement;

 (x)            in connection with an Underwritten Offering, a Block Trade or an Other Coordinated Offering, use its commercially reasonable efforts to cause to be furnished to the underwriters and any Financial Counterparty in such Underwritten Offering, Block Trade or an Other Coordinated Event, a “comfort” letter from (A) the Accountants for the Company and (B) the Accountants for any Person or business whose financial statements are required, pursuant to Rule 3-05 of Regulation S-X, to be included or incorporated by reference in such Registration Statement, in each case in customary form and covering such matters of the type customarily covered by comfort letters given by independent certified public accountants in an underwritten public offering;

 (xi)           in connection with an Underwritten Offering, a Block Trade or an Other Coordinated Offering, use its commercially reasonable efforts to furnish to the underwriters and any Financial Counterparty in such Underwritten Offering, a Block Trade or an Other Coordinated Offering opinions and negative assurance letters of (A) counsel to the Company and its subsidiaries and (B) counsel for any Person or business whose financial statements are required, pursuant to Rule 3-05 of Regulation S-X to be included or incorporated by reference in the Registration Statement, in each case, which opinions (in form, scope and substance) will be reasonably satisfactory to the underwriters or any Financial Counterparty, if any, and counsel to the Demanding Holders, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such counsel and any such underwriters or Financial Counterparty;

 (xii)          in the case of an Underwritten Offering, a Block Trade or an Other Coordinated Offering, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing underwriter or Financial Counterparty of such offering or sale;

 (xiii)         provide a transfer agent and registrar (which may be the same entity) for all such Registrable Securities and a CUSIP number for such Registrable Securities, in each case no later than the effective date of such registration;

 (xiv)         upon the request of any Financial Counterparty, issue to any Financial Counterparty to which any selling Holder may sell Registrable Securities in such offering, certificates evidencing such Registrable Securities;

 (xv)          use its commercially reasonable efforts to list for trading such Registrable Securities on any national securities exchange on which any Common Shares are listed for or admitted to trading;

 (xvi)          in connection with an Underwritten Offering, participate, to the extent reasonably requested by the managing underwriter for the offering and the selling Holders, in customary efforts to sell the Registrable Securities being offered, including making available senior management officers of the Company for participation in “road shows,” drafting sessions and other meetings or presentations as is customary;

 (xvii)        reasonably cooperate with each Holder, underwriter and Financial Counterparty participating in the transfer of Registrable Securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority, Inc. (“FINRA”), including, if appropriate, the pre-filing of the Prospectus as part of a shelf registration in advance of an Underwritten Offering, a Block Trade or an Other Coordinated Offering;

 (xviii)       during the period when the Prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission, including pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act; and

 (xix)          use its commercially reasonable efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

(k)            Expenses. All expenses incident to the Company’s performance of, or compliance with, this Section 5, including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with any stock exchange, the Commission and FINRA (including, if applicable, the fees and expenses of any “qualified independent underwriter” and its counsel as may be required by the rules and regulations of FINRA); (ii) all fees and expenses of compliance with state securities or “blue sky” Laws (including fees and disbursements of counsel for the underwriters or Holders in connection with “blue sky” qualifications of the Registrable Securities and determination of their eligibility for investment under the Laws of such jurisdictions as the managing underwriters may designate); (iii) all printing and related messenger and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company (or any other depositary or transfer agent/registrar) and of printing any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and any amendments thereto); (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the issuer (including the expenses of any special audit and “comfort” letters required by or incident to such performance); (v) all Securities Act liability insurance if the Company so desires or the underwriters so require; (vi) all fees and expenses incurred in connection with the listing of the Registrable Securities for trading on any securities exchange; (vii) all road show or similar marketing expenses; and (viii) reasonable fees and expenses of one (1) legal counsel selected by the Demanding Holders holding a majority of the Registrable Securities to be sold by all the Demanding Holders initiating an Underwritten Demand, or in the case of a Piggyback Registration, by the Holders of a majority of the Registrable Securities participating in the registration or offering, or in the case of a Block Trade or Other Coordinated Offering, by the Holders of a majority of the Registrable Securities participating in the offering (all such expenses being herein called “Registration Expenses”), will be borne by the Company, regardless of whether the Registration Statement becomes effective or any Underwritten Offering, Block Trade or Other Coordinated Offering is consummated; provided, however, that all underwriting discounts and selling commissions applicable to the Registrable Securities shall not be borne by the Company, but shall be borne by the seller or sellers thereof, in proportion to the number of Registrable Securities sold by such seller or sellers. In addition, the Company will, in any event, pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any audit and the fees and expenses of any Person, including special experts, retained by the Company.

(l)             Indemnification.

 (i)             In connection with any registration of any Registrable Securities under the Securities Act or any Underwritten Offering, Block Trade or Other Coordinated Offering pursuant to this Agreement, the Company shall indemnify and hold harmless each Holder of such Registrable Securities, each underwriter, Financial Counterparty or any other Person acting on behalf of such seller and each other Person, if any, who controls any of the foregoing Persons within the meaning of the Securities Act against any losses, claims, damages or liabilities and expenses, joint or several, to which any of the foregoing Persons may become subject under the Securities Act or otherwise, to the extent that such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (1) any untrue statement or alleged untrue statement of a material fact contained in (A) any Preliminary Prospectus, any Registration Statement, the Prospectus or in any amendment or supplement thereto, (B) any Issuer Free Writing Prospectus or in any amendment or supplement thereto, (C) any Permitted Issuer Information used or referred to in any “free writing prospectus” (as defined in Rule 405) used or referred to by any underwriter or Financial Counterparty, (D) any “road show” (as defined in Rule 433) not constituting an Issuer Free Writing Prospectus, when considered together with the most recent Preliminary Prospectus (collectively, “Road Show Material”), or (E) any filing made in connection with the qualification of the offering under the securities or other “blue sky” Laws of any jurisdiction in which Registrable Securities are offered (collectively, “Blue Sky Filings”), (2) the omission or alleged omission to state in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Permitted Issuer Information or any Road Show Material or any Blue Sky Filings any material fact required to be stated therein or necessary to make the statements therein (in the case of any Preliminary Prospectus, Issuer Free Writing Prospectus, Permitted Issuer Information, Road Show Material, Blue Sky Filings and the Prospectus, in the light of the circumstances under which they were made) not misleading or (3) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other federal Law, any state or foreign securities Law, or any rule or regulation promulgated under any of the foregoing Laws, relating to the offer or sale of the Registrable Securities or “blue sky” Laws applicable to the Company and relating to action or inaction required of the Company in connection with such registration or qualification under such state securities or blue sky Laws; and the Company shall reimburse such seller, underwriter, Financial Counterparty or other Person acting on behalf of such seller and each such controlling Person for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case to any Holder, underwriter or Financial Counterparty to the extent that any such loss, claim, damage or liability (or action in respect thereof) arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any such amendment or supplement thereto or in any Permitted Issuer Information or any Road Show Material in reliance upon and in conformity with written information relating to such Holder, underwriter or Financial Counterparty, as the case may be, furnished to the Company through an instrument duly executed by such Holder, underwriter or Financial Counterparty, as applicable, specifically for use in the preparation thereof.

 (ii)            In connection with any registration of Registrable Securities under the Securities Act or any Underwritten Offering, Block Trade or Other Coordinated Offering pursuant to this Agreement, each seller of Registrable Securities shall indemnify and hold harmless (in the same manner and to the same extent as set forth in the preceding paragraph of this Section 5(l) the Company, each officer of the Company who shall sign such Registration Statement, each underwriter, Financial Counterparty or other Person acting on behalf of such seller, each Person who controls any of the foregoing Persons within the meaning of the Securities Act and each other seller of Registrable Securities under such Registration Statement with respect to any statement or omission from any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Road Show Material or Blue Sky Filings, if such statement or omission was made in reliance upon and in conformity with written information relating to such seller or Registrable Securities furnished to the Company or such underwriter or Financial Counterparty through an instrument duly executed by such seller specifically for use in connection with the preparation of such Preliminary Prospectus, Registration Statement, Prospectus, Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Road Show Material or Blue Sky Filings; provided, however, that the obligation to indemnify shall be individual, not joint and several, for each seller of Registrable Securities and that the maximum amount of liability in respect of such indemnification shall be, limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration.

 (iii)           Indemnification similar to that specified in Sections 5(l)(i) and 5(l)(ii) shall be given by the Company and each seller of Registrable Securities (with such modifications as may be appropriate) with respect to any required registration or other qualification of such seller’s Registrable Securities under any federal or state Law or regulation of Governmental Authority other than the Securities Act.

 (iv)           Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in the preceding paragraphs of this Section 5(l), such indemnified party will, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action (provided, however, that an indemnified party’s failure to give such notice in a timely manner shall not relieve the indemnifying party of any liability that it may have to the indemnified party hereunder except to the extent that the indemnifying party forfeits substantive rights or defenses by reason of such failure). In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and to assume the defense thereof at its own expense, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be paid by the indemnified party unless (i) the indemnifying party agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) include both the indemnifying party and the indemnified party and such parties have been advised by such counsel that either (A) representation of such indemnified party and the indemnifying party by the same counsel would be inappropriate under applicable standards of professional conduct or (B) there may be one or more legal defenses available to the indemnified party which are different from or additional to those available to the indemnifying party. In any of such cases referred to in clauses (i)-(iii) of the immediately preceding sentence, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party; it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all indemnified parties. No indemnifying party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld. No indemnifying party shall, without the written consent of such indemnified party, effect any settlement of any pending or threatened proceeding in respect of which such indemnified party is a party and indemnity has been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability for claims that are the subject matter of such proceeding.

 (v)            If the indemnification provided for in this Section 5(l) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage or liability referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage or liability as well as any other relevant equitable considerations; provided, however, that the maximum amount of liability in respect of such contribution shall be limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. No Person guilty of fraud shall be entitled to indemnification or contribution hereunder.

 (vi)           The indemnification and contribution provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party and will survive the transfer of Registrable Securities and the termination of this Agreement.

(m)            Underwritten Offerings; Other Offerings. Notwithstanding anything to the contrary set forth in this Agreement, to the extent that the Company and all the Holders selling Registrable Securities in any Underwritten Offering, Block Trade, Other Coordinated Offering or Piggyback Registration shall enter into an underwriting or similar agreement on terms reasonably acceptable to the Company and such Holders (to the extent such terms are applicable to such Holders), which agreement contains provisions covering one or more issues addressed in this Section 5, the provisions contained in this Section 5 addressing such issue or issues shall be of no force or effect with respect to such Underwritten Offering, Block Trade, Other Coordinated Offering or Piggyback Registration.

(n)            Information by Holder. Each Holder whose Registrable Securities are to be included in any Registration Statement or any Underwritten Offering, Block Trade or Other Coordinated Offering shall furnish to the Company such written information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Agreement.

(o)            Exchange Act Compliance. The Company shall comply with all of the reporting requirements of the Exchange Act and shall comply with all other public information reporting requirements of the Commission which are conditions to the availability of Rule 144 for the sale of Registrable Securities. The Company shall cooperate with each Holder in supplying such information as may be necessary for such Holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of Rule 144 (or any comparable successor rules). The Company shall furnish to each Holder upon request a written statement executed by the Company as to the steps it has taken to comply with the current public information requirement of Rule 144 (or such comparable successor rules). Subject to the restrictions on Transfer set forth in this Agreement, the Company shall use its commercially reasonable efforts to facilitate and expedite transfers of Registrable Securities pursuant to Rule 144 under the Securities Act, which efforts shall include timely notice to its transfer agent to expedite such transfers of Registrable Securities.

(p)            Termination of Registration Rights. No Holder shall have any registration rights under this Section 5 from and after the Registration Rights Termination Date. In addition, any Holder shall be entitled to terminate such Holder’s rights under this Section 5 by providing prior written notice to the Company, which notice shall state the number of Registrable Securities held by such Holder and the date on which such termination shall be effective. Upon the effectiveness of such termination, the Registrable Securities held by such Holder shall cease to have any registration rights under this Section 5; provided, that, for the avoidance of doubt, the indemnity provisions and expense provisions contained in this Section 5 shall remain operative and in full force and effect regardless of any such termination.

(q)            Other Registration Rights. The Company represents and warrants, as of the date hereof and as of the Closing Date, that no Person has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person.

(r)             Canadian Sales and Offerings. Any sales of Registerable Securities by a Holder pursuant to this Agreement that are subject to Canadian Securities Laws must comply with Canadian Securities Laws. If the Company proposes to file a prospectus to qualify the offering of Common Shares of the Company in any province or territory of Canada, the parties hereto shall, prior to the offering, cooperate in good faith to amend this Agreement (or enter into a new agreement) to provide each Juniper Party with registration rights to permit the offering of Registrable Securities to the public in Canada that are substantially equivalent to the registration rights set forth in this Agreement.

Section 6.       Shareholder Actions; Standstill Restrictions.

(a)            Each Juniper Party agrees that, prior to the Standstill Termination Date or except as expressly contemplated by this Agreement, such Juniper Party will not, and each Juniper Party will cause its Affiliates not to, directly or indirectly, in any manner (each of the following, “Prohibited Actions”):

 (i)             make a public announcement, proposal or offer (including any solicitation of proxies) to the Board or any of the Company’s Shareholders regarding, or otherwise solicit, seek or offer to effect, or otherwise publicly disclose an intent to propose or enter into or agree to enter into, singly or with any other Person, directly or indirectly, to effect (A) any business combination, plan of arrangement, amalgamation, merger, tender offer, take-over bid exchange offer or similar transaction (whether or not involving a change of control) involving the Company or any of its subsidiaries, or (B) any restructuring, recapitalization, liquidation or similar transaction involving the Company or any of its subsidiaries; provided, however, that the Juniper Parties and their Affiliates may privately communicate any such proposal or offer to the Company so long as such private communications do not trigger public disclosure obligations (including the filing of a Schedule 13D or Schedule 13G or any amendment to such a filing);

 (ii)            form, join or participate in any Group with respect to the Common Shares other than forming, joining or participating in a group solely between or among (i) such Juniper Party and some or all of the Shareholders or (ii) such Juniper Party, some or all of the Shareholders and their Permitted Transferees with respect to any Common Shares lawfully transferred to any such Permitted Transferee;

 (iii)           support or agree to support (including by agreeing to vote or tender its shares in connection with) any merger, business combination, plan of arrangement, amalgamation, recapitalization, take-over bid, restructuring, change in control transaction or other similar extraordinary transaction involving the Company or any of its subsidiaries or any of their respective equity securities (each, a “Fundamental Change Transaction”) unless such Fundamental Change Transaction is recommended by the Board (it being understood that with respect to any Fundamental Change Transaction that is recommended by the Board, a Juniper Party may vote in any manner it deems appropriate);

 (iv)           otherwise act with any Person, including by providing financing for another party, to seek to control the management, the Board or the policies of the Company (other than any appointment or removal of the Ranger Designee);

 (v)            acquire, agree or propose or offer to acquire (including through any hedging, swap or other similar transaction) directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a partnership, limited partnership, syndicate or other group (including any group of Persons that would be treated as a single “person” under Section 13(d) of the Exchange Act) any Common Shares or securities that are convertible or exchangeable into (or exercisable for) Common Shares, other than (A) pursuant to a Permitted Transfer or (B) as a result of any stock split, reverse stock split, stock dividend, distributions, combinations, reclassifications or other similar transaction of voting securities of the Company;

 (vi)           engage in any solicitation of proxies or written consents to vote any voting securities of the Company, or conduct any non-binding referendum with respect to any voting securities of the Company, or knowingly assist or participate in any other way, directly or indirectly, in any solicitation of proxies or written consents with respect to any voting securities of the Company, or otherwise become a “participant” in a “solicitation,” as such terms are defined in the rules under the Exchange Act or in Canada, engage in any “solicitation” of “proxies” as defined under the ABCA and Canadian Securities Law;

 (vii)          call, or seek to call, a meeting of the Shareholders of the Company or initiate any Shareholder proposal for action by Shareholders of the Company or advise, encourage or influence any Person (other than its Affiliates and the other Juniper Parties) with respect to the voting or disposition of any Common Shares (including in any “vote no,” “withhold” or similar campaign);

 (viii)         seek, or encourage any Person, to submit nominations to the Board in furtherance of a “contested solicitation” for the election or removal of directors from the Board or seek or knowingly encourage the removal of any members of the Board or the election of any directors (other than nominees recommended by the Board);

 (ix)           deposit any Common Shares in any voting trust or subject any Common Shares to any arrangement or agreement with respect to the voting of any Common Shares (other than any such voting trust, arrangement or agreement solely among the Juniper Parties that is otherwise in accordance with this Agreement);

 (x)             publicly disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or enter into any negotiations, agreements or understandings with any Person with respect to any of the foregoing;

 (xi)            publicly disclose, or take any action that would reasonably cause the public disclosure (including the filing of any document with the Commission or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to request that the Company or the Board waive, terminate or amend the restrictions in this Section 6(a);

 (xii)           knowingly facilitate, encourage or assist any third party to do any of the foregoing; or

 (xiii)          vote any of the Common Shares it Beneficially Owns against, or withhold its vote in respect of, (A) any nominees for Director recommended by the Board in any election of Directors occurring on or before December 31, 2024, and (B) in any election of Directors occurring during calendar year 2025, all nominees for Director in accordance with the Board’s recommendation, other than two such nominees as to which such Juniper Party may vote, grant a proxy to vote or execute a written consent with respect to all Common Shares in its sole discretion as to such two nominees (provided that, for the avoidance of doubt, the foregoing shall not prohibit voting for or abstaining from voting on the election of any nominees for Director recommended by the Board).

Notwithstanding anything to the contrary contained in this Agreement, none of the Juniper Parties shall be prohibited or restricted from: (A) communicating privately with the Board or any officer or director of the Company regarding any matter, subject in any case to any confidentiality obligations to the Company of any such director or officer and applicable Law, rules or regulations or (B) taking any action necessary to comply with any Law or any action required by any Governmental Authority or stock exchange that has, or may have, jurisdiction over any Juniper Party, provided that a breach by such Juniper Party of this Agreement is not the cause of the applicable requirement.

(b)            The provisions set forth in Section 6(a) shall not limit the actions of any Ranger Director in his or her capacity as a director of the Company (including receipt of any equity incentive or similar awards), recognizing that such actions are subject to such person’s fiduciary duties to the Company and its Shareholders (it being understood and agreed that none of Juniper, the Shareholder, or any of their Affiliates shall seek to do indirectly through the Ranger Director any action that would be prohibited if done directly by Juniper, a Shareholder, or any of their respective Affiliates pursuant to this Section 6).

(c)            Other than with respect to Subject Shares issued in connection with the Transactions that are not Restricted Shares, each of the Juniper Parties represents and warrants to the Company that, as of the date hereof and as of the effectiveness of this Agreement, neither it, nor any of its Affiliates is engaged in any discussions or negotiations with any Person, and neither it, nor any of its Affiliates has any agreements, arrangements, or understandings, written or oral, formal or informal, and whether or not legally enforceable with any Person concerning the acquisition of Beneficial Ownership of any securities of the Company.

(d)            Notwithstanding the standstill restrictions in Section 6(a) or the restrictions set forth in Section 3 or Section 4, at any time during which the Company has executed and delivered a definitive agreement or during which there shall be pending a tender offer or exchange offer for Common Shares from a third party that has been approved or recommended by the Board, in each case with respect to a change of control (each, a “Pending Transaction”), the Juniper Parties shall be free to Transfer Subject Shares without regard to the restrictions set forth in Section 3 or Section 4 and shall be entitled to take any Prohibited Actions solely to the extent relating to, or taken with respect to, the Pending Transaction, or any alternative transaction to the Pending Transaction. If the Pending Transaction and any other change of control transactions are abandoned prior to consummation, the standstill restrictions in Section 6(a) will be restored until they otherwise terminate on the Standstill Termination Date and the restrictions of Section 3 and Section 4 shall thereafter be applicable to future Transfers of Subject Shares by the Juniper Parties until such restrictions terminate at the end of the Lock-up Periods (with respect to Section 3) or the Standstill Termination Date (with respect to Section 4).

Section 7.        [Reserved].

Section 8.       Representations and Warranties.

(a)            The Company hereby represents and warrants to the other parties hereto as follows:

 (i)             The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the ABCA and has the corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

 (ii)            The Company has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and, when duly executed by the other parties hereto and delivered by such parties, shall constitute the legal, valid and binding obligations of the Company, enforceable against the Company, in accordance with its terms, subject to Creditors’ Rights.

 (iii)           The execution, delivery and performance of this Agreement by the Company will not (a) conflict with or result in any breach of any provision of the Organizational Documents of the Company, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority (other than any filings required to be made with the Commission or the Canadian Securities Regulators), (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which the Company or any of its assets may be bound, (d) violate any Law applicable to the Company or (e) result in the creation or imposition of any Lien upon or with respect to any of the assets owned, leased or licensed by the Company, excluding from the foregoing clauses (b), (c), (d) and (e) such requirements, violations, conflicts, defaults or rights which would not, or would not be reasonably likely to, have a material and adverse effect on the Company.

(b)            Each Juniper Party hereby represents and warrants to the Company as follows:

 (i)             Such party, if a corporation, limited liability company or other legal entity, is duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation and has the corporate, limited liability company or other legal power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

 (ii)            Such party has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by such party and, when duly executed by the other parties hereto and delivered by such parties, shall constitute the legal, valid and binding obligations of such party, enforceable against such party, in accordance with its terms, subject to Creditors’ Rights.

 (iii)           The execution, delivery and performance of this Agreement by such party will not (a) conflict with or result in any breach of any provision of the Organizational Documents of such party, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority (other than any filings required to be made with the Commission or the Canadian Securities Regulators), (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which such party or any of its assets may be bound, (d) violate any Law applicable to such party or (e), result in the creation or imposition of any Lien upon or with respect to any of the assets owned, leased or licensed by such party, excluding from the foregoing clauses (b), (c), (d) and (e) such requirements, violations, conflicts, defaults or rights which would not, or would not be reasonably likely to, have a material and adverse effect on such party.

Section 9.       Covenants and Agreements.

(a)            Controlled Foreign Corporation. Until the date on which the Juniper Parties Beneficially Own Common shares constituting less than 10% of all Common Shares then issued and outstanding: (i) the Company shall use commercially reasonable efforts to cooperate with the Investors’ efforts to determine the Company’s status as a Controlled Foreign Corporation (“CFC”) as defined in the U.S. Internal Revenue Code of 1986, as amended (or any successor thereto) (the “Code”) and, to the extent any Investor has reasonably determined that it, or any of its direct or indirect beneficial owners, is a direct or indirect United States shareholder (as defined in Section 951(b) of the Code) with respect to the Company or any of its Subsidiaries, whether any portion of the Company’s (or any such Subsidiary’s) income is “subpart F income” (as defined in Section 952 of the Code) (“Subpart F Income”) or income described in Section 951A of the Code (“GILTI Income”); and (ii) if the Company has determined that it is or was a CFC during any taxable year, (A) no later than sixty (60) days following the end of such taxable year, the Company shall notify the Investors that it was a CFC during such taxable year, and (B) if and to the extent reasonably requested by any Investor, provide such Investor with such other Company information that is in its possession and is reasonably necessary for such Investor to determine whether and to what extent such Investor or any of such Investor’s direct or indirect owners is required to report its pro rata portion of the Company’s (or any of its Subsidiaries’) Subpart F Income or GILTI Income on its U.S. federal income tax return, or to allow such Investor or such Investor’s direct or indirect owners to otherwise comply with applicable U.S. federal income tax laws.

(b)            Passive Foreign Investment Company. Until the date on which the Juniper Parties Beneficially Own Common shares constituting less than 5% of all Common Shares then issued and outstanding: (i) the Company shall make due inquiry with its tax advisors on at least an annual basis regarding the Company’s status as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) and shall promptly notify the Investors if the Company determines that it is or was a PFIC during any taxable year and (ii) if the Company has determined that it is or was a PFIC during any taxable year, the Company shall provide to each Investor any information reasonably requested by such Investor to enable such Investor (or such Investor’s direct or indirect owners) to make and maintain a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or file a “Protective Statement” pursuant to Treasury Regulation Section 1.1295-3, in each case, as soon as reasonably practicable following the end of each taxable year of the Company.

(c)            Tax Matters with Respect to Opco.

 (i)             Company shall prepare, or cause to be prepared, each Pre-Closing Flow-Through Tax Return (as defined herein) required to be filed after the closing of the Transactions (the “Closing”) with respect to Opco and its Subsidiaries, in a manner consistent with past practice, except to the extent otherwise required by applicable law or any Transaction Document. Not later than thirty (30) days prior to the due date (including extensions) for filing any such Pre-Closing Flow-Through Tax Return, Company shall deliver a draft of each such Pre-Closing Flow-Through Tax Return, together with all supporting documentation and workpapers, to the Company Class B Holders for their review and reasonable comment. Parent shall consider any reasonable comments timely received in good faith. Parent will cause each such Pre-Closing Flow Through Tax Return to be timely filed and will provide a copy thereof to the Company Class B Holders. For purposes of this Agreement, “Pre-Closing Flow-Through Tax Return” means any income Tax Return relating to Pre-Closing Flow-Through Taxes and “Pre-Closing Flow-Through Taxes” means U.S. federal, state or local income taxes determined on a flow-through basis (i.e., reported at the entity level but with respect to which the direct or indirect beneficial owners of the entity are primarily responsible to pay a Tax) with respect to Opco or its Subsidiaries that relates to any taxable period ending on or before or including the date of Closing.

 (ii)            After the Closing, subject to this Section 9(c), each Company Class B Holder shall have, with respect to any audit, examination, contest, litigation or other proceeding relating to Pre-Closing Flow-Through Taxes of Opco or its Subsidiaries, the same rights and obligations as set forth in Section 9.04 of the Opco Partnership Agreement. After the Closing, in the event of an audit of a Pre-Closing Flow-Through Tax Return, Company shall cause Opco (and any of its subsidiaries that is treated as a partnership for relevant tax purposes) to make, or cause its “partnership representative” to make, the election under Section 6226(a) of the Code (or any similar provision of state or local Tax Law), and each Company Class B Holder and its relevant Affiliates will reasonably cooperate with any such election.

 (iii)            The parties shall cooperate to cause an election under Section 754 of the Code (and any analogous election under applicable state Law) to be timely filed by Opco and any of its Subsidiaries that is treated as a partnership for U.S. federal income tax purposes with respect to the taxable period that includes the date of Closing, to the extent a valid election is not already in effect.

Section 10.             Miscellaneous.

(a)            Term. This Agreement shall become effective automatically upon the Closing and shall continue in effect until the Registration Rights Termination Date, except for those Sections of this Agreement that expire earlier in accordance with their respective terms; provided however, that notwithstanding any such termination, the terms of Sections 5(k) and 5(l) and this Section 10 shall continue in full force and effect thereafter for a period of seven (7) years.

(b)            Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (i) when personally delivered, (ii) the day after being sent by nationally recognized overnight courier, (iii) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses or emails (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10(c):

 (i)             if to the Company or Juniper, at the address set forth in Section 9.3 of the Merger Agreement; and

 (ii)            if to any other Shareholder or Holder, to the address or email of such Shareholder or Holder as is on file with the Company or as may be designated in writing by such Shareholder or Holder.

(c)            Entire Agreement. This Agreement, the Merger Agreement, and the other documents delivered at the Closing pursuant hereto or thereto (including the Exhibits and Schedules attached hereto and thereto), contain the entire understanding of the parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) between the parties with respect to such subject matter.

(d)            Expenses. Except as otherwise expressly provided in Section 5(k), the parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement.

(e)            Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by the Company and the Juniper Parties owning a majority of the Registerable Securities. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege.

(f)             Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as provided in Section 3(b) and this Section 10(g), neither this Agreement nor the rights or obligations hereunder may not be assigned by any party hereto without the prior written consent of the other parties hereto. Notwithstanding anything in the foregoing to the contrary and subject to the restrictions in Section 3 and Section 4, the rights of a Holder pursuant to Section 5 with respect to all or any portion of its Registrable Securities may be assigned without such consent (but only with all related obligations as specified in Section 5) with respect to such Registrable Securities (and any Registrable Securities issued as a dividend or other distribution with respect to, in exchange for or in replacement of such Registrable Securities) by such Holder to a transferee, including any Permitted Transferee, of such Registrable Securities; provided, that (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such registration rights are being assigned and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Agreement relating to Registrable Securities.

(g)            Counterparts. This Agreement may be executed in any number of counterparts (including by means of facsimile and electronically transmitted portable document format (pdf) signature pages), each of which shall be an original but all of which together shall constitute one and the same instrument.

(h)            Interpretation; Schedules.

 (i)             Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation” or “but not limited to”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), (vi) the terms “year” and “years” mean and refer to calendar year(s), and (vii) all references to “$” in this Agreement shall be deemed references to United States dollars.

 (ii)            Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all Exhibits, Schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time. All Section, Exhibit and Schedule references herein are to Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

 (iii)           The headings contained herein, and on the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the Schedules.

 (iv)           This Agreement shall not be construed as if prepared by one of the parties hereto, but rather according to its fair meaning as a whole, as if all parties hereto had prepared it.

(i)             Governing Law; Interpretation. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

(j)             Forum Selection and Consent to Jurisdiction; Waiver of Jury Trial.

 (i)             EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF (A) COURT OF CHANCERY OF THE STATE OF DELAWARE AND (B) ANY UNITED STATES DISTRICT COURT FOR THE STATE OF DELAWARE (FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY AND AGREES THAT ALL CLAIMS IN RESPECT OF THE SUIT, ACTION OR OTHER PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. EACH PARTY HERETO AGREES TO COMMENCE ANY SUCH SUIT, ACTION OR OTHER PROCEEDING EITHER IN ANY UNITED STATES DISTRICT COURT FOR THE STATE OF DELAWARE OR IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE. EACH PARTY HERETO WAIVES ANY DEFENSE OF IMPROPER VENUE OR INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY, OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. ANY PARTY HERETO MAY MAKE SERVICE ON ANY OTHER PARTY BY SENDING OR DELIVERING A COPY OF THE PROCESS TO THE PARTY TO BE SERVED AT THE ADDRESS AND IN THE MANNER PROVIDED FOR THE GIVING OF NOTICES IN SECTION 10(C), HOWEVER, NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR AT EQUITY. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW OR AT EQUITY.

 (ii)            EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS, (II) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) MAKES THIS WAIVER VOLUNTARILY, AND (IV) ACKNOWLEDGES THAT SUCH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

(k)            Specific Performance.

 (i)             The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that any breach of this Agreement would not be adequately compensated by monetary damages and that, accordingly, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each party hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance when available pursuant to the terms of this Agreement to prevent or restrain breaches of this Agreement by such party and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of such party under this Agreement in accordance with the terms of this Section 10(l). The parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or other equitable relief, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties hereto have specifically bargained for the right to specific performance of the obligations hereunder, in accordance with the terms and conditions of this Section 10(l).

 (ii)            All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law or equity. Each party hereto further agrees that (A) by seeking the remedies provided for in this Section 10(l), a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or in the event that the remedies provided for in this Section 10(l) are not available or otherwise are not granted, and (B) the commencement of any Proceeding pursuant to this Section 10(l) or anything set forth in this Section 10(l) restrict or limit any party’s right to pursue any other remedies under this Agreement that may be available then or thereafter.

 (iii)           Each party hereto further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

(l)             Time. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

(m)           Third Party Beneficiaries. Except as otherwise specifically set forth herein, no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies, legal or equitable, hereunder, and no other Person other than the parties hereto shall be entitled to rely thereon.

(n)            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy (including any applicable rules of the NYSE, TSX, the Commission or the Canadian Securities Regulators), all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

(o)            Outstanding Shares. Upon the request of a Juniper Party, the Company will provide an updated calculation of the Company’s outstanding Common Shares as of the most recent practicable date.

(p)            Independent Nature of Juniper Parties’ Obligations and Rights. The obligations of each Juniper Party under this Agreement are several and not joint with the obligations of any other Juniper Party, and no Juniper Party shall be responsible in any way for the performance of the obligations of any other Juniper Party under this Agreement. The waiver by the Company of performance under this Agreement by any Juniper Party does not excuse performance by any other Juniper Party. Nothing contained herein, and no action taken by any Juniper Party pursuant hereto, shall be deemed to constitute the Juniper Parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Juniper Parties are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Agreement. Each Juniper Party shall be entitled to independently protect and enforce its rights, including without limitation, its rights arising out of this Agreement, and it shall not be necessary for any other Juniper Party to be joined as an additional party in any proceeding for such purpose.

[Signature Page Follows]

IN WITNESS WHEREOF, the duly authorized representative of the undersigned has caused this Investor and Registration Rights Agreement to be duly executed and delivered as of the day and year first above written.

COMPANY

BAYTEX ENERGY CORP.

By:	/s/ Eric T. Greager
Name:	Eric T. Greager
Title:	President and Chief Executive Officer

By:	/s/ Chad L. Kalmakoff
Name:	Chad L. Kalmakoff
Title:	Chief Financial Officer

Signature Page to Investor and Registration Rights Agreement

IN WITNESS WHEREOF, the duly authorized representative of the undersigned has caused this Investor and Registration Rights Agreement to be duly executed and delivered as of the day and year first above written.

ROCKY CREEK RESOURCES, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

JSTX HOLDINGS, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Signature Page to Investor and Registration Rights Agreement

Exhibit A

Form of Joinder Agreement

This JOINDER AGREEMENT (“Joinder”), dated [            ], is executed by [            ] (the “Transferee”) and by [            ] (the “Transferor”) pursuant to the terms of the Investor and Registration Rights Agreement, dated as of [            ], 2023 (the “Investor and Registration Rights Agreement”), by and among Baytex Energy Corp. Corporation, a company incorporated under the Business Corporations Act (Alberta) (the “Company”), [[●], and certain entities affiliated listed on Schedule I attached hereto] (collectively “Juniper”), as may be amended from time to time (each, together with Juniper, a “Shareholder” and collectively, the “Shareholders”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Investor and Registration Rights Agreement.

1.            Acknowledgements. Transferee and Transferor each acknowledge that Transferee is acquiring Subject Shares (the “Transferred Shares”) from Transferor and that it is a condition precedent to such Transfer that the Transferee execute a Joinder to the Investor and Registration Rights Agreement.

2.            Permitted Transferee. Transferor and Transferee each confirm to the Company that Transferee is a Permitted Transferee.

3.            Agreement. Transferee acknowledges receipt of a copy of the Investor and Registration Rights Agreement and agrees that it shall be fully bound by and subject to the terms of this Joinder and the Investor and Registration Rights Agreement as a [Shareholder/Holder] thereunder.

4.            Notice. Any notice required or permitted to be given by the Shareholders Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

TRANSFEROR:

[ ]

By:
Name:
Title:

TRANSFEREE:
[ ]

Name
Title:

Exhibit A

Address for notices:

Exhibit A

Exhibit B

Form of Representation Letter

Representation and Agreement Letter

(Transfer to Street Name / Resale Registration Statement)

Date:	[●], 2023

To:	American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Attention: Restricted Transfer Department

[Broker name and address]

Baytex Energy Corp.
[●]

With copies to:

Vinson & Elkins LLP
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention: Lande Spottswood and Michael S. Telle

The undersigned (the “Holder”) requests that the restrictive legend be removed from [●] common shares, without nominal or par value (the “Shares”), of Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (the “Company”), and that such Shares be registered in the name of or at the direction of [●] (the “Broker”).

In connection with the legend removal, the Holder hereby represents and warrants to, and agrees with, you that:

1.	The Shares are owned of record by the Holder.

2.	The Shares will be held in street name by Broker acting as custodian for the Holder.

3.	The Shares held by the Holder were beneficially acquired from the Company and paid for in full by the Holder (or by the predecessor holders thereof) on [●], 2023, in a transaction not involving a public offering. Accordingly, the Shares are restricted securities within the meaning of Rule 144 under the Securities Act of 1933.

Exhibit B

4.	The Holder agrees to make any offer, sale or other transfer (of record or beneficially) of the Shares only in compliance with one of the three following transfer provisions (the “Resale Requirements”) and to take all steps necessary to ensure that the Holder’s affiliates, agents or brokers comply with the Resale Requirements:

a.	The Shares will be offered and sold in compliance with the provisions of Rule 144 applicable to the sales of the Shares by a non-affiliate, including compliance with the holding period under Rule 144(d) and the current reporting requirement of Rule 144(c); or

b.	The Shares will be offered and sold in the manner described in the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission on or about [●], 2023, with respect to the registration of resales by the Holder and that became effective on or about [Insert Date] (the “Registration Statement”), and any offer or sale of all or any portion of the Shares will be undertaken pursuant to, and in the manner described in, the Registration Statement and any prospectus supplement thereto, including compliance with any applicable prospectus delivery requirements; or

c.	The Shares will be otherwise transferred (of record or beneficially) only pursuant to an exemption to registration under the Securities Act of 1933 (or a transaction not involving an offer or sale) and, prior to [Insert Date], only if either:

i.	The transferee and its broker respectively enter into representation and agreement letters in substantially the same form as this Letter and Exhibit B hereto, in form and substance reasonably satisfactory to the Company; or

ii.	The transferee takes record ownership of the Shares by one or more stock certificates bearing restrictive legends or book-entries at the Company’s transfer agent that include a notation of restricted security status, in either case as the Company deems appropriate.

5.	The Holder agrees that, if the Company shall in the future determine, in the discharge of its duties under securities laws, it is necessary to cause the Shares to be evidenced by a certificate bearing appropriate restrictive transfer legends (or a book-entry that includes a notation of restricted security status), the Holder will take all reasonable action to cause any Shares then owned or controlled by the Holder to be delivered promptly to the Company’s transfer agent in exchange for one or more stock certificates bearing restrictive legends or book-entries that include a notation of restricted security status, in either case as the Company deems appropriate.

6.	The Holder agrees with and for the benefit of the Company that it shall not offer or sell, or cause to be offered or sold, Shares in violation of applicable federal, state and foreign securities laws.

Exhibit B

7.	The Holder agrees to cause the Broker to execute and deliver to the Company and the Company’s transfer agent a representation letter, substantially in the form attached as Exhibit B hereto and signed by a duly authorized representative of the Broker, certifying that the Broker will comply with the Resale Requirements in connection with the Holder’s offer, sale or other transfer of any of the Shares.

8.	The Holder is knowledgeable about the registration requirements of the Securities Act of 1933 and Rule 144. The Holder has seen and carefully reviewed the Registration Statement, Rule 144, and this Letter and advises the Company that it may rely upon the representations, warranties and agreements made herein. If and when any representation or warranty made in this Letter becomes inaccurate or incomplete, or if any agreement in this Letter is violated, the Holder will notify the Company promptly.

9.	The Holder has in place internal policies and procedures, including knowledgeable and competent compliance functions that have been notified of the requirements of this Letter, to monitor and ensure that no offer, sale or transfer of Shares is made in violation of the foregoing restrictions.

The Company, the Company’s legal counsel, the Company’s transfer agent, the Broker, and the Holder’s legal counsel, and their respective agents and representatives may rely on this Letter.

[Signature page follows]

Exhibit B

Very truly yours,

Juniper

By:
Name:
Title:

Date: ________, 2023

Exhibit B